Jun

June 9, 2022

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), the Trust, on behalf of its series, ProShares Cloud Security ETF, ProShares Electric Vehicles ETF, and ProShares S&P Kensho Global Crypto & Blockchain ETF (the "Funds"), hereby respectfully requests withdrawal of Post- Effective Amendment No. 225 to the Trust's Registration Statement under the 1933 Act (the "1933 Act"), which was filed on Form N-1A (File Nos. 333-89822 and 811-21114) with the Securities and Exchange Commission via EDGAR (Accession No. 0001683863-21-004058) on June 25, 2021, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Funds. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the "Delaying Amendments") to the Trust's Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below as they relate to these Funds. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 225.

Post-Effective Amendment Nos.	Filing Date
229	September 7, 2021
230	September 15, 2021
231	September 16, 2021
234	September 24, 2021
236	September 30, 2021
237	October 12, 2021
239	October 21, 2021
240	October 29, 2021
241	November 12, 2021
242	November 29, 2021
244	December 16, 2021
246	December 29, 2021
248	January 12, 2022
249	January 28, 2022
250	February 24, 2022
258	March 30, 2022
262	April 28, 2022

263	May 26, 2022

The Trust is making this application for withdrawal of Post-Effective Amendment No. 225 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold in connection with Post-Effective Amendment No. 225 or any of the Delaying Amendments.

If you have any questions, please contact me at 240.497.6400.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel